SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSITY GENERAL HEALTH SYSTEM, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

914270 103
 (CUSIP Number)

Kelly Riedel
7501 Fannin Street
Houston, TX 77054
(713)375-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 914270 103

(1)	Names of Reporting Persons: Kelly Riedel
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 12,855,108
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 12,855,108
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,855,108
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 5%
(14)	Type of Reporting Person: IN

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share of University General Health System, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7501 Fannin Street, Houston, TX 77054, USA.

Item 2.   Identity and Background

(a)
This statement on Schedule 13D is filed on behalf of Kelly Riedel as Chief Operating Officer of University General Health System, Inc. (“University General Health System”) and Chief Executive Officer of University General Hospital, LP ("University General Hospital").  University General Health System is organized under the laws of Nevada. The principal business of University General Health System is the operation of a general acute care hospital.  The business address of Mr. Riedel and University General Health System is 7501 Fannin Street, Houston, TX, 77054.

(b)	See (a) above.

(c)	See (a) above. Mr. Riedel is Chief Executive Officer of University General Hospital located at 7501 Fannin Street, Houston, TX, 77054, and oversees all aspects of hospital operations.

(d)	During the past five years, Mr. Riedel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years Mr. Riedel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Riedel is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

Effective March 28, 2011, the Issuer consummated an Agreement and Plan of Reorganization that provided for issuance of the common stock in exchange for the partnership interest of Mr. Riedel in University General Hospital, LP, a Texas limited partnership (the “Texas LP”) and University Hospital Systems, LLP, a Delaware limited liability partnership and the general partner of the Texas LP (the “Delaware LLP”).  The Texas LP owns and operates University General Hospital.  The business combination was reported in the Current Report on Form 8-K filed by the Issuer on April 1, 2011 and reference is made to the Form 8-K available on the SEC website, www.sec.gov, for a more detailed description of the transaction.

The Agreement and Plan of Reorganization is hereby incorporated by reference in this filing in Exhibit 1 and any references to a description of this agreement are qualified in their entirety by reference to the full text of the agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Item 4.   Purpose of Transaction

The purpose of the transaction was to consummate the Agreement and Plan of Reorganization described in Item 3 above, which is incorporated by reference and described in more detail in the the Current Report on Form 8-K referred to in Item 3 above.  In addition, the transaction caused a change of the Issuer’s name from “SeaBridge Freight Corp.” to “University General Health System, Inc.” The transaction also resulted in a change of the Issuer’s officers and directors that is described in more detail in the Schedule 14f-1 dated March 10, 2011 a copy of which is available on the SEC website, www.sec.gov.

Item 5.   Interest in Securities of the Issuer

(a)	Mr. Riedel beneficially owns a total of 12,855,108 shares of the common stock of the Issuer, or approximately 5% of the Issuer’s outstanding common stock.

(b)	Mr. Riedel has the sole power to vote and to dispose of the securities of the Issuer acquired by him.

(c)	Mr. Riedel has not effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of, the shares of the Issuer acquired by Mr. Riedel.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Riedel is a party to an Executive Unit Agreement dated February 28, 2011 that gives the Issuer the right to repurchase, for the consideration set forth therein, 2,204,000 of the shares before February 28, 2012 and 1,102,000 of the shares after February 28, 2012 and prior to February 28, 2013 if he is terminated for Cause (as defined in the agreement) or resigns without Good Reason (as defined in the agreement).  After February 28, 2013, the shares are not subject to repurchase upon termination. The Executive Unit Agreement is hereby incorporated by reference in this filing in Exhibit 2 and any references to a description of this agreement are qualified in their entirety by reference to the full text of the agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Pursuant to Section 3 of the Letters of Transmittal executed as of March 28, 2011, the shares are subject to resale restrictions limiting the number of shares that may be re-sold to 1/24 of such shares per month over the 24 month period beginning after 6 months following the closing date, March 28, 2011. The Letters of Transmittal are hereby incorporated by reference in this filing in Exhibit 3 and any references to a description of this agreement are qualified in their entirety by reference to the full text of the form of such agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Pursuant to the terms of a Registration Rights Agreement executed as of March 28, 2011, upon the first underwritten public offering of the company common stock, the shareholder will be permitted to include up to 20% of his common shares for resale in such public offering.  The Registration Rights Agreement is hereby incorporated by reference in this filing in Exhibit 4 and any references to a description of this agreement are qualified in their entirety by reference to the full text of the agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

Other than the foregoing agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Riedel and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.   Materials to be Filed as Exhibits

Exhibit	Exhibit Description
1	Agreement and Plan of Reorganization dated March 10, 2011 (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by University General Health System on April 1, 2011)

2	Executive Unit Agreement dated February 28, 2011

3	Form of Letter of Transmittal dated March 28, 2011

4	Registration Rights Agreement dated March 28, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2011		Kelly Riedel

	Per:	/s/ Kelly Riedel
Kelly Riedel